UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
COMMISSION FILE NUMBER: 1-11656
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
GENERAL GROWTH 401(k) SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
GENERAL GROWTH PROPERTIES, INC.
110 NORTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 960-5000

GENERAL GROWTH 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - 2007	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - 2006	2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	4

Notes to Financial Statements	5-9

SUPPLEMENTAL SCHEDULES:

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2007	10

(b) Signatures	11

(c) Exhibit Index	12
23.1 Consent of Blackman Kallick, LLP
23.2 Consent of Deloitte & Touche LLP

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
General Growth 401(k) Savings Plan:
Chicago, Illinois
We have audited the accompanying statement of net assets available for benefits of General Growth 401(k) Savings Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Blackman Kallick, LLP
Chicago, IL
June 26, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of
General Growth 401(k) Savings Plan:
Chicago, Illinois
We have audited the accompanying statement of net assets available for benefits of General Growth 401(k) Savings Plan (the “Plan”) as of December 31, 2006. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
Chicago, IL
June 27, 2007

GENERAL GROWTH 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	December 31,
	2007	2006
ASSETS:
Participant-directed investments:
Registered investment companies	$227,736,563	$199,549,622
Employer stock fund	60,466,217	79,609,252
Vanguard Retirement Savings Trust	35,280,713	34,836,891
Vanguard Brokerage Option	2,129,264	2,360,362
Outstanding participant loans	5,054,847	4,560,615

Total investments	330,667,604	320,916,742

Receivables:
Employer contributions	1,242,094	782,448
Participant contributions	700,471	4,888
Other receivables	3,695	30,983

Total receivables	1,946,260	818,319

Total assets	332,613,864	321,735,061
LIABILITIES:
Other liabilities	6,462	—

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	332,607,402	321,735,061

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(266,950)	335,223

NET ASSETS AVAILABLE FOR BENEFITS	$332,340,452	$322,070,284

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS:
Interest and dividend income	$18,496,795
Contributions:
Participants	19,585,145
Employer	10,885,843

Total contributions	30,470,988
Other additions	4,081

Total additions	48,971,864

DEDUCTIONS:
Benefit payments	24,415,886
Net depreciation in fair value of investments	14,165,211
Administrative expenses	120,599

Total deductions	38,701,696

NET INCREASE IN PLAN ASSETS	10,270,168

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	322,070,284

End of year	$332,340,452

The accompanying notes are an integral part of these financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1. Description of Plan and Significant Plan Provisions
The following description of the General Growth 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan, which may be obtained from the Plan Administrator (as defined below), for a more complete description of the Plan’s provisions.
General: GGP Limited Partnership (the “Company”) is the Plan Sponsor and Plan Administrator. Vanguard Fiduciary Trust Company (“VFTC”) is the trustee of the Plan. The Plan is designed to encourage and assist eligible employees to adopt a regular program of savings to provide for their retirement. The Plan is a defined contribution plan covering all full-time and part-time (as defined) employees of the Company and its affiliates and subsidiaries. Employees are eligible to participate in the Plan on their first day of employment with the Company and/or once the employees attain the age of eighteen. Certain individuals at locations managed by the Company are either employees of companies not owned or controlled by the Company or are covered by other qualified plans and therefore are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the financial statements and schedules presented have been prepared in accordance with the financial reporting requirements of ERISA.
Contributions: Under the terms of the Plan, subject to certain limitations, each participant is allowed to make before-tax contributions in 1% increments up to 50% of gross earnings, as defined. The Internal Revenue Code (“IRC”) imposes, among other things, a dollar limitation on the amount of before-tax contributions for a calendar year. For 2007, a participant’s before-tax contribution was generally limited to $15,500. Also for 2007, participants age 50 and over were eligible to contribute a before-tax catch-up contribution of up to $5,000. Beginning May 1, 2007, participants may designate all or part of their Plan contributions as Roth 401(k) contributions, which are after-tax contributions. The Company adds to a participant’s account through a matching contribution up to 5% of the participant’s annual earnings contributed to the Plan. The Company will match 100% of the first 4% of earnings contributed by each participant and 50% of the next 2% of earnings contributed by each participant.
Participant accounts: Separate accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, rollover deposits and allocations of the Company’s contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances as defined in the Plan. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant’s vested account. Participants designate which investment option or combination of options in which their contributions and the Company’s matching contributions are to be invested.
At December 31, 2007, the Plan offered the following investment options:
•	Twenty-two registered investment companies which offer investments in stocks, bonds and cash-equivalents;

•	Common stock of the Company’s ultimate parent, General Growth Properties, Inc. (“GGPI”), a publicly-traded real estate investment trust (“Employer Stock Fund”);

•	Vanguard Retirement Savings Trust, a collective investment trust, which invests primarily in investment contracts issued by insurance companies, banks or other financial institutions; and

•	Vanguard Brokerage Option which offers direct investment in registered investment companies, stocks, bonds and cash-equivalents.
Participant loans: Participants may borrow against their account, subject to certain administrative rules. The minimum loan that will be made is $1,000 and the total of any individual participant’s loan or loans may

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
never exceed the lesser of 50% of the participant’s total vested account balance or $50,000. The loans are secured by the balance in the participant’s account and bear interest at the prime rate on the first business day of the month in which the loan is made plus one percent. The term of a loan may not exceed five years, unless the loan qualifies as a primary residence loan, in which case the term may not exceed 20 years. Principal and interest are due each pay period. Participant loans are due and payable within 90 days upon termination of employment.
Vesting: Participants are vested immediately in employee and employer contributions for contributions made on or after January 1, 1998.
Termination: Although it has not expressed any intent to do so, the Company reserves the right to partially or completely terminate the Plan, subject to the provisions of the Plan and ERISA. Upon a complete or partial termination of the Plan, all affected participant’s benefits will be distributable to the participant or the participant’s beneficiary.
Payment of benefits: Upon termination of service due to death, disability, retirement on or after attaining the Plan’s normal retirement age of 60, or termination of employment, the balances in the participant’s separate accounts may be paid in lump sum to the participant, or in the event of death, the participant’s beneficiary. Prior to termination of service, a participant may withdraw contributions by claiming hardship, as defined by the Plan. GGPI stock will be distributed in cash or stock, as elected by the Participant. All other distributions will be made in cash.
Terminated participants’ vested account balances less than $5,000 and greater than $1,000 will be transferred into an eligible retirement plan, unless the participant elects to receive the distribution directly or to have the distribution paid directly to an eligible retirement plan specified by the participant. For participant account balances $1,000 or less, lump sum cash distributions will be made.
NOTE 2. Summary of Significant Accounting Policies
Basis of accounting: The financial statements were prepared using the accrual method of accounting.
Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting periods. Actual results could differ from these estimates.
Valuation of investments and participant loans: The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Vanguard Retirement Savings Trust (“VRST”) are valued at fair value and then adjusted to contract value. Fair value is calculated as the net asset value of the underlying investments of the VRST. Contract value is calculated as the sum of the principal balance plus accrued interest. Contract value is considered the relevant measurement attribute because that is the amount participants in the fund would receive if they were to initiate permitted transactions under the terms of the Plan. Fair value of the investment contracts in the VRST is calculated by discounting the expected future cash flows for each investment contract. The discount rate used is based on current yield of similar instruments with comparable durations. GGPI common stock is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equity securities in the Vanguard Brokerage Option are valued at last quoted sales price as of the close of the trading at year-end; such

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities in the Vanguard Brokerage Option are valued using the last quoted bid price. Participant loans are valued at outstanding balance which approximates fair value.
Investment transactions: Investment income is allocated and recorded daily to the participants’ accounts. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Administrative expenses: All administrative expenses result in a deduction from participants’ accounts.
Payment of benefits: Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2007.
NOTE 3. Investments
The following presents investments that represent 5% or more of the Plan’s net assets available for benefits:

	December 31,
Description of Investment	2007	2006
Employer Stock Fund	$60,466,217	$79,609,252
Vanguard Retirement Savings Trust (at contract value)	35,013,763	35,172,114
American Funds EuroPacific Growth Fund, R-4	30,659,640	23,931,945
Vanguard 500 Index Fund, Investor Shares	27,077,911	24,433,274
Royce Total Return Fund, Service Class	23,309,688	25,358,292
Vanguard Target Retirement Fund 2025	22,289,517	17,949,465
Vanguard Intermediate-Term Bond Index Fund, Investor Shares	18,641,478	14,288,988
American Funds Growth Fund of America, Class R-4	17,438,452	14,877,729
During 2007, the Plan’s investments (including net gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in value as follows:

Registered investment companies	$2,386,815
Employer Stock Fund	(16,604,173)
Vanguard Brokerage Option, net	52,147

Net depreciation in fair value of investments	$(14,165,211)

NOTE 4. Income Tax Status
The Plan received its latest determination letter on February 10, 2006, applicable for Plan amendments effective on May 1, 2002; December 31, 2002; January 1, 2003 and January 1, 2004, in which the Internal Revenue Service (the “IRS”) stated the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 5. Risks and Uncertainties
The Plan provides for investment in various investment securities. The investments of the Plan are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values of investments in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
NOTE 6. Exempt Party-In-Interest Transactions
The Plan allows participants to invest in GGPI common stock.
The Plan invests in shares of registered investment companies managed by an affiliate of VFTC. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for investment management services were included as a reduction of the return earned on each fund. Administrative fees paid by participants, which reduced plan net assets, were $120,599 in 2007.
NOTE 7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits:

	December 31,	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$332,340,452	$322,070,284
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	266,950	(335,223)

Net assets available for benefits per the Form 5500	$332,607,402	$321,735,061

The following is a reconciliation of net increase in Plan assets:

Year Ended
December 31,
2007
Net increase in Plan assets per the financial statements	$10,270,168
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	602,173

Net income per the Form 5500	$10,872,341

NOTE 8. Recently Issued Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also requires expanded disclosure about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The

GENERAL GROWTH 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157, when effective, is not expected to have a material impact on the Plan’s financial statements.

GENERAL GROWTH 401(k) SAVINGS PLAN
SUPPLEMENTAL SCHEDULES
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2007
E.I.N. 41-1746121 Plan Number 002

Identity of Issue	Description of Investment	Fair Value
Registered Investment Companies:
* American Funds EuroPacific Growth Fund, R-4	Registered Investment Company	$30,659,640
* American Funds Growth Fund of America, Class R-4	Registered Investment Company	17,438,452
* Artisan Mid Cap Fund, Investor Shares	Registered Investment Company	15,698,899
* Cohen & Steers Realty Income Fund, I Class	Registered Investment Company	3,200,284
* Davis New York Venture Fund, Class A	Registered Investment Company	12,246,715
* Lord Abbett Mid Cap Value Fund, Class A	Registered Investment Company	8,524,302
* Royce Total Return Fund, Service Class	Registered Investment Company	23,309,688
* Vanguard 500 Index Fund, Investor Shares	Registered Investment Company	27,077,911
* Vanguard Explorer Fund, Investor Shares	Registered Investment Company	7,480,992
* Vanguard Extended Market Index Fund, Investor Shares	Registered Investment Company	8,127,346
* Vanguard Intermediate-Term Bond Index Fund, Investor Shares	Registered Investment Company	18,641,478
* Vanguard Target Retirement 2005	Registered Investment Company	1,498,194
* Vanguard Target Retirement 2010	Registered Investment Company	374,515
* Vanguard Target Retirement 2015	Registered Investment Company	13,099,350
* Vanguard Target Retirement 2020	Registered Investment Company	706,100
* Vanguard Target Retirement 2025	Registered Investment Company	22,289,517
* Vanguard Target Retirement 2030	Registered Investment Company	752,419
* Vanguard Target Retirement 2035	Registered Investment Company	9,978,831
* Vanguard Target Retirement 2040	Registered Investment Company	379,528
* Vanguard Target Retirement 2045	Registered Investment Company	5,141,196
* Vanguard Target Retirement 2050	Registered Investment Company	170,279
* Vanguard Target Retirement Income Fund	Registered Investment Company	940,927

		227,736,563
* Employer Stock Fund	General Growth Properties, Inc. — Common Stock	60,466,217

* Vanguard Retirement Savings Trust	Collective Trust	35,280,713

* Vanguard Brokerage Option	Registered Investment Companies, Stocks, Bonds and Cash-Equivalents	2,129,264

* Outstanding Participant Loans	4.0% - 10.5%	5,054,847

Total		$330,667,604

*	Sponsored by a party-in-interest
See report of independent registered public accounting firm regarding supplemental information.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL GROWTH 401(k) SAVINGS PLAN

By: GGP Limited Partnership, as Administrator
By: General Growth Properties, Inc., its general partner
June 26, 2008

/s/ Robert A. Michaels
By: Robert A. Michaels
President and Chief Operating Officer

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION
23.1	Consent of Blackman Kallick, LLP
23.2	Consent of Deloitte & Touche LLP